Chair Peyton then asked for discussion on the Fidelity Bond Policy.  It was agreed to maintain the coverage amount currently in force, $25,000,000.  As there was no further discussion and upon a motion made by Doug Pals and seconded by Scott Raecker, the Directors voted unanimously (Mr. Peyton abstained since he is an interested Director) to approve the following resolution:

The amount of a single insured bond shall be at least equal to an amount computed in accordance with the following schedule:

Amount of Registered Management              Minimum amount

Investment Company Gross Assets                       of bond

--at the End of the Most Recent                           (in Dollars)

Fiscal Quarter Prior to Date (in Dollars)

Up to 500,000

                                                                               50,000

500,000 to 1,000,000

  75,000

1,000,000 to 2,500,000

100,000

2,500,000 to 5,000,000

125,000

5,000,000 to 7,500,000

150,000

7,500,000 to 10,000,000

175,000

10,000,000 to 15,000,000

200,000

15,000,000 to 20,000,000

225,000

20,000,000 to 25,000,000

250,000

25,000,000 to 35,000,000

300,000

RESOLVED, that the Board of Directors who are not "interested persons" of the registered management investment company approve the form and amount of the bond, and that the premiums have been paid for the period.